UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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09057309

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 65931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

KELLOGG PARTNERS INSTITUTIONAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 BROADWAY, 3RD FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JANICE PARISE (212) 607-5027
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

SEC Mail Processing Section
MAR 03 2009
Washington, DC
103

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JANICE PARISE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KELLOGG PARTNERS INSTITUTIONAL SERVICES, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIE LOSSMANN
NOTARY PUBLIC, STATE OF NEW YORK
No. 01LO6134371
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES OCT. 11, 2009

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KELLOGG PARTNERS INSTITUTIONAL SERVICES, LLC

A WHOLLY OWNED SUBSIDIARY OF

KELLOGG CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Kellogg Partners Institutional Services, LLC, a wholly owned subsidiary of
Kellogg Capital Group, LLC:

We have audited the accompanying statement of financial condition of Kellogg Partners Institutional Services, LLC (the "Company"), a wholly owned subsidiary of Kellogg Capital Group, LLC, as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kellogg Partners Institutional Services, LLC, a wholly owned subsidiary of Kellogg Capital Group, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 23, 2009

KELLOGG PARTNERS INSTITUTIONAL SERVICES, LLC
A WHOLLY OWNED SUBSIDIARY OF KELLOGG CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 2,170,473
Commissions receivable	184,679
Due from broker	5,634,873
Securities owned, at fair value	4,248,281
Fixed assets (net of accumulated depreciation of $143,183)	73,185
Other assets	432,124
TOTAL ASSETS	$12,743,615

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 800,724
Securities sold, but not yet purchased, at fair value	3,384,997
Payable to affiliate	140,815
Payable to parent company	271,329
Other liabilities	338,462
TOTAL LIABILITIES	4,936,327
Member's equity	7,807,288
TOTAL LIABILITIES AND MEMBER'S EQUITY	$12,743,615

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION

Kellogg Partners Institutional Services, LLC (the "Company") was organized in the State of New York in February 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the New York Stock Exchange, Inc. (the "NYSE"), the Securities Investor Protection Corporation ("SIPC") and the National Futures Association ("NFA"). The Company does not receive or hold funds or securities for, nor owe funds or securities to, customers. The Company has yet to commence its futures operation that it has been approved for.

The Company provides execution services for institutional customers on the floor of the NYSE and through riskless principal transactions for listed and over-the-counter traded securities. In 2008, the Company began operations as a proprietary securities trader where it buys and sells marketable securities for its own account.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fixed assets are carried at cost and depreciated on a straight-line basis over their estimated useful lives.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

The Company records securities transactions and commission revenue and related expenses on a trade-date-basis.

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

The Company values common equity securities owned and common equity securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company values preferred equity securities owned and preferred equity securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

The Company values convertible and nonconvertible corporate bond securities owned and convertible and nonconvertible corporate bond securities sold short that are freely tradable by using over-the-counter (OTC) price quotations from other dealers, market makers and various publications.

NOTE 3. COMMISSIONS RECEIVABLE

The commissions receivable shown on the statement of financial condition is due from the Company's clearing broker (Merrill Lynch Broadcort Clearing Corp.) and other broker-dealers from which the Company executed transactions for.

The Company introduces its customer transactions to this clearing broker, which are governed by the terms of a clearance agreement. In connection with the clearance agreement, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain as it relates to the Company's introduced customer transactions.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires the maintenance of minimum net capital, as defined and that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2008, the Company had net capital of $6,290,349 that exceeded their requirements by $6,186,927.

NOTE 5. SIGNIFICANT GROUP CONCENTRATION OF COUNTERPARTY RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

NOTE 5. SIGNIFICANT GROUP CONCENTRATION OF COUNTERPARTY RISK (continued)

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counterparty with which it conducts business.

As of December 31, 2008, there were no significant customer accounts having unsecured debit balances that presented any risk.

NOTE 6. COMMITMENTS

The Company utilizes office space from its parent company on a month-to-month basis. The office space used is part of a master lease that the parent company has. The Company is allocated a percentage of the master monthly lease amount. This percentage is calculated by taking the square footage used by the Company and dividing it by the total office square footage. On average, the Company's share of rent was approximately 25% for the year ended December 31, 2008, or approximately $10,300 per month. The Company also has an office on Long Island, NY whereby it has a lease on the office space there that is due to expire May 31, 2009 with the ability to extend up to one year with the same terms. The future minimum payments under this lease agreement are $7,000 for the year ending December 31, 2009. In addition, the Company opened an office in Boston, MA during 2008. They have a month-to-month lease on the office space that the Company occupies at a rate of approximately $2,800 per month. Included in the rent is a monthly charge for telecommunications, internet service and furniture rental.

NOTE 7. PAYABLE TO PARENT COMPANY AND AFFILIATE

The payable to parent company and affiliate on the statement of financial condition relate to the Company's allocated shares of expenses paid on behalf of the Company by these parties.

NOTE 8. INCOME TAXES

Since the Company is considered a "disregarded entity" for income tax purposes, no provision for income taxes is made at the Company level.

NOTE 9. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with SFAS No. 157 at December 31, 2008. See Note 2 for a definition and discussion of the Partnership's policies regarding this hierarchy.

Assets Securities owned	Level 1	Level 2	Level 3	Total
Common equity securities	$ 2,653,403	$ -	$ -	$ 2,653,403
Preferred equity securities	152,504	-	-	152,504
Convertible and nonconvertible corporate bond securities	-	1,442,374	-	1,442,374
Total	$ 2,805,907	$ 1,442,374	$ -	$ 4,248,281
% of Total	66%	34%	-	100%

Liabilities Securities sold short	Level 1	Level 2	Level 3	Total
Common equity securities	$ 1,869,377	$ -	$ -	$ 1,869,377
Preferred equity securities	638,106	-	-	638,106
Convertible and nonconvertible corporate bond securities	-	877,514	-	877,514
Total	$ 2,507,483	$ 877,514	$ -	$ 3,384,997
% of Total	74%	26%	-	100%

NOTE 10. SOFT DOLLAR TRANSACTIONS

Soft dollar expenses of $996,864 included in the statement of income primarily represent commissions paid to third parties for research services provided to the Company's customers based on pre-existing arrangements.

Included in the other assets is $48,046 of prepayments related to these soft dollar arrangements, made to third party vendors, for which corresponding commissions have yet to be earned by the Company.

Included in the other liabilities is $242,100 related to these soft dollar arrangements that have been accumulated but have not been used to pay for third party services as of December 31, 2008.